QLINKS AMERICA, INC.

                               2000 Wadsworth Blvd
                                    PMB 179
                               Lakewood, CO 80214

                        (303) 232-1926 Fax (303) 205-1941

                                January 15, 2009



Securities and Exchange Commission
Attn: Gopal Dharia
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549-0405


Re:      Global Envirotech - File # 000-50162

     In response to your comment letter dated December 3, 2008, issuer filed an amended 8K on November 25, 2008, with corrections appropriate to address your comments. In addition the issuer responds as follows:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope this satisfies your requirement.

     If you have any questions, please let me know.


                                                  Sincerely,


                                                  /s/ Denis Iler
                                                  ---------------------
                                                  Denis Iler, President